POSCO HOLDINGS Value-Up Plan 30 Jul. 2026 Exhibit 99.1

Disclaimer This presentation was prepared to release information to shareholders, investors, and the community pertaining to the company’s business outcomes, financial performance, and key operations. The financial and business statements provided in the presentation are based on data available at the time of its preparation. Therefore, certain statements may change due to various factors, e.g., audit adjustment and changes in market conditions. Additionally, this presentation contains forward-looking statements relating to the business, financial performance and outlook of the company, and/or the industry in which it operates. The forward-looking statements set forth herein are not historical facts and are solely based on assessments, expectations and forecasts made in the present; therefore, these statements are uncertain and subject to risk. The readers of this presentation shall be aware that the forward-looking statements in this presentation may not correspond to the actual business performance of the company for various reasons, e.g., changes in the business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with potential investments to the company. The company does not offer guarantee, expressed or implied, as to the accuracy or completeness of this presentation or the information contained herein; we do not assume liability for the information described in this presentation.

Ⅰ. Company Overview Ⅱ. Business Environment and Core Strategy Ⅲ. Value-Up Target Ⅳ. Investor Communication CONTENTS

Ⅰ. Company Overview

2023 2024 2025 Revenue 77.1 72.7 69.1 Operating Profit 3.5 2.2 1.8 Net Profit attributable to Controlling Interest 1.7 1.1 0.7 2023 2024 2025 Asset 100.9 103.4 105.2 Liabilities 41.3 42.0 42.8 Equity 59.7 61.5 62.4 2023 2024 2025 EBITDA Margin 9.5 9.2 8.7 Net Debt to Equity Ratio 13.5 18.2 20.7 ROE 3.1 1.6 0.8 Company Profile (Unit : %) 79,241,527 Total Issued shares Other foreign institutions BlackRock Tresury Shares Affiliated Parties* Other domestic Institutions & individuals 8.34 20.98 5.31 4.57 3.05 57.76 NPS * Affiliated Parties : POSTECH 2.50% POSCO Educational Foundation 0.51% POSCO TJ Park Foundation 0.04% Shareholders (As of March 31, 2026) Company POSCO HOLDINGS INC. (Representative Director: CHANG, In-Hwa; LEE, Ju-Tae) Headquarter 6261, Donghaean-ro, Nam-gu, Pohang-si, Gyeongsangbuk-do Listed Market Korea : KOSPI Overseas : New York Stock Exchange Overseas : New York Stock Exchange Subsidiaries 198 consolidated subsidiaries (As of Dec 31, 2025) Credit Rating ESG Rating I/S (Unit : KRW tn) B/S (Unit : KRW tn) Financial Ratios (Unit : %) Financial Summary Overview Baa1 (Negative) BBB+ (Stable) MSCI SUSTAINALYTICS A INDUSTRY ESG LEADER 2026 ISS KCGS Top Grade QUALITY SCORE (Social, Governance) A+

Key Business 1) Include Steel, Rechargeable Battery Materials, infrastructure, and other sectors 2) Based on the sum of all transactions, including inter-company transactions, but excluding 'others' (23 companies including POSCO HOLDINGS) Listed Unlisted (As of 2025-end) Key Metrics2) Overview Asset share Revenue share Asset share Revenue share Asset share Revenue share Rated No.1 by World Steel Dynamics, as the World’s Most Competitive Steelmaker Galvanized steel, color-coated steel Steel product packaging, secondary steelmaking materials Only supplier of both cathode and anode materials in Korea Lithium hydroxide manufacturing Lithium, nickel, and cobalt extraction Trading, natural gas, and power generation business Plant, infrastructure, and construction IT, EIC, Process automation 55% 51% 15% 3% 30% 46% 57% 49% 50% 100% 58% 82% 100% 100% 70% 85% 100% 73% 53% 65% 100% Steel 86Entities 16Entities Infrastructure 74Entities Rechargeable Battery Materials Major Affiliates (198 consolidated subsidiaries1))

Ⅱ. Business Environment and Core Strategy

Geopolitical risks and trade barriers shake supply chains Stronger decarbonization efforts, e.g., electrification AI-driven Industrial Revolution The dynamic market conditions present opportunities to enhance our portfolio Structural change is essential for the business to respond to the increasingly uncertain market environment, i.e., supply chain fragmentation, accelerating GX and AX. Key Shifts in Business Landscape

Steel Materials Resources Contribute to national economic growth as a key material Prepare the basis for low-carbon, new mobility transition Drive supply chain facility in key industries In addition to Steel and Materials, we seek to extend our scope to include critical Resources, to serve as industrial security asset and an engine of our future growth. Evolution of Business Mix

As the national supplier of critical resources, POSCO group will build the Triple-Core Portfolio, comprised of Industrial, Strategic, and Energy Resources, to balance stability and growth and enhance the industrial supply chain. Business Identity & Portfolio Strategy Industrial Fundamental Core Strategic Growth Core Energy Growth Core Triple-Core Portfolio Early acquisition of strategic resources for competitive leadership Lithium, CAM, AAM, rare earths Unrivaled market leadership across core industrial materials Steel Low-carbon energy source developed and operated to drive decarbonization LNG · renewables National Supplier of Critical Resources * Continue to develop new businesses to become a multi-core company Industrial Strategic Energy

Core Strategy : ① Steel

Secure growth momentum and profitability in promising global markets Achieve technology-driven cost & product innovation and timely transition to carbon-reduced processes Overseas Growth Investment Native Competence With overseas growth investment and enhanced native competence, we will overcome the challenges of stagnant growth and global fragmentation to maintain our lead in global competitiveness. Steel

Overseas Growth Investment | Enhanced Native Competence

In high-growth, high-profit overseas markets, **our target is to expand overseas crude steel production to10Mtpa by 2031.**


India
POSCO-JSW JV Mill
U.S.
Louisiana EAF, mill to mill cooperation
Indonesia
Expansion of PT.KP, STS upstream process

Profitability by country
(3-yr OP margin of major steelmakers)

India	10~14%
USA	12~18%
Indonesia	7~15%
Korea	4~5%

* Source: Bloomberg

The outcomes of overseas investments will feed into our decarbonization efforts and R&D of high value-added products to boost native competence; hence, we will establish a virtuous cycle

Timely Decarbonization Develop carbon-reduction technology Operate HyREX demo plant Increase EAF production of high-end steel Cost Innovation Focus capacity on large process-wide projects Optimize facility to respond to market changes Drive energy independence, e.g., self-power generation Market leadership [Pohang Works] Advanced steel for new energy [Gwangyang Works] Specialized steel for new mobility Boost technology-driven growth of 8 key strategic products Through technology-driven product and cost innovation and a timely and financially viable GX, the company will lead the coming industrial changes in Korea. Overseas Growth Investment Enhanced Native Competence

Core Strategy : ② Lithium + α

Secure prominent assets and advanced technology to emerge as a top-tier global player Diversify product mix and build reliable supply chains Rare Earths Lithium CAM, AAM Expand supply chain of critical minerals, i.e., rare earths, rare and specialty gases Lithium + α We will step forth as the vital supplier of strategic resources with a focus on lithium; hence, we will secure the growth driver in the face of decarbonization and new mobility while assisting next generation industries with reliable supply chains.

2026 2029 2030 2033 93 123 148 173 43 73 73 73 (unit : Kt) brine ore 100 50 50 75 42% 58% 2026 2033 100Kt 73Kt Operating surplus Ownership stake in Mineral Resources mines Brine Lithium Ore Lithium Our goal is to expand lithium production capacity to 173Ktpa and become a top 5 global supplier by 2033, fueled by P-Argentina’s shift to operating profit and the acquisition of prominent ore lithium assets. Lithium CAM& AAM Recycling Rare Earths Rare & Specialty Gases DLE Demo Plant in USA Groundbreaking (’27) to commercial-grade validation (’28) Solutions to put low-grade resources to viable use Explore low-grade resources Target region: American continent

Build production system with Chinese partners leading the market (e.g.,CNGR) CAM NCM LFP 1) 1) LFP : Lithium iron phosphate battery 2) LDP : Lithium Dihydrogen Phosphate (LiH2PO4) Develop high value-add products (e.g.,Ultra Hi-Ni) to expand market share in strategic markets (e.g., North America) Leverage lithium production capacity to utilize LDP2); develop LFP production technology to secure cost competitiveness Natural graphite Artificial graphite Spherical graphite Raw materials Expand domestic production through OEM partnership and policy support Tanzania Mozambique Utilize BRM and Syrah mines for stable supply Increase domestic production of artificial graphite with global OEM orders Begin construction of Vietnam Phase 1 (2H, ’26) with goal to commercialize in ’28 AAM By diversifying the product mix and establishing reliable supply chains, we will enhance competence of our CAM and AAM business to get ahead of the rapidly changing market. Lithium CAM& AAM Recycling Rare Earths Rare & Specialty Gases

Lithium | CAM& AAM | Recycling | Rare Earths | Rare & Specialty Gases

We will expand our recycling business in pace with the global decarbonization initiative and growth of circular economy in batteries.


POSCO group's recycling technology (POSCO HY Clean Metal)
Source raw materials and seek policy support with partners
Timely entry into the global recycling ecosystem


Recycling Capacity
(unit : Ktpa of black mass)
12*
32
72
2026
2030
2035

* Resource recovered per 12Kt of black matter (BM): Nickel 2.7Kt, LC 2.5Kt, Cobalt 0.8Kt, Manganese 0.6Kt

Lithium | CAM& AAM | Recycling | **Rare Earths** | Rare & Specialty Gases

We will build **a global rare earth supply chain** to provide critical minerals essential to future industries, i.e., EV, robotics, AI data centers.

Rare Earth Full Value Chain

Mines and raw material production	Separation & purification, oxide production	Permanent magnet production
Malaysia: JV ('28)	USA: ReElement JV ('27)	USA: Equity stake ('28)
Laos: Equity stake ('28)	Laos: JV ('28)	Europe: Equity stake ('27)
Establish stake-based offtake structure linked to SE Asia mine operation	Secure sustainable, tech-driven cost competitiveness	Produce in North America and Europe with trusted partners
	Build an integrated cluster in the US	

Production plan : 4.8Kt in Phase 1('28) → 8.7Kt in Phase 2('30~)

Raw materials Crude POSCO Advanced Industry Semiconductors, aerospace Production Separation, refining, mixture [Specialty gas] TiCl4, SiCl4 [Rare gas] Xe, Kr, Ne POSCO Air Solution Chemgas Korea FEWM Est. in ’24 Shares: POSCO Holdings 75% Est. in ’05, acquired in ’25 Shares: POSCO 100% Est. in ’06, shares acquired in ’25 Shares: POSCO 40% By driving domestic production of rare and specialty gases used in advanced sectors, we will identify profitable opportunities and provide a reliable supply chain to future industries. Lithium CAM& AAM Recycling Rare Earths Rare & Specialty Gases

Core Strategy : ③ Energy

Geopolitical risks are now a constant. By growing the LNG and renewable business, the company will boost self-sufficiency rate of energy resources and become a reliable supplier of sustainable energy. Energy LNG Expand value chain to maximize profit from LNG, the bridge fuel in the energy transition Renewable Energy (RE) Boost development capacity to respond to carbon reduction and future power demand

Expand gas field assets Myanmar gas fields, Australian Senex project, Alaska LNG project Gas sales volume (Kt) Upstream Downstream Midstream Stronger global synergy in the Diversify business model Revamp of Incheon Plan 3&4, license for Gwangyang district power supply Capacity (GW) ’25 ’31 3.5 6.0 Enhance trading capacity to capitalize on rising LNG trade volume LNG volume (Kt) ’25 ’31 1,822 6,347 2,597 4,202 ’25 ’31 * Share of LNG in global gas demand (source: IEA) 5% in ’00→ 10% in ‘10 → 14% in ’25 → 16% in ’30(F) In the increasingly profitable LNG business, the focus will be to grow each link in the value chain and enhance global operation. LNG RE & Next-Generation Energy

Z * BESS : Battery Energy Storage System, a system that uses batteries to store power at scale Develop and operate low-risk projects with local partners Solar + BESS* Develop GW-level projects in regions that project high power demand growth, i.e., North America Z ’29 ’34 300 900 Combine affiliate capacity for phased entry into the full value chain Offshore wind Offshore power capacity (MW) Biodiesel, SAF Build next-generation energy value chain that spans palm oil, biodiesel, and SAF* Secured 154,000 ha of palm plantation (PT.PAR, PT.BIA) and refining capacity of 500Kt (PT.ARC) * SAF : Sustainable Aviation Fuel Entry into the renewable energy business will help to respond to decarbonization and prepare for the post-LNG era . LNG RE & Next-Generation Energy

Financial Strategy

Reduce Holding Company Discount Investment Strategy Investment Plan FY ’23~’25 Cash dividend KRW 2.3 tril. Treasury shares cancellation KRW 1.8 tril. (6.3% retired) Treasury shares cancellation Cash dividend 0.76 0.76* 1.52 1.82 1.06 0.76 FY23 FY24 FY25 (Apr. 2023~Mar. 2024) (Apr. 2024~Mar. 2025) (Apr. 2025~Mar. 2026) 0.76 0.76 (unit: KRW tril.) 3-year Total Shareholder Return Value KRW 4.1 tril. 13.3 10.3 4.6 3.1% cancellation Launch of POSCO Holdings 6% cancellation + 0.3% additional acquired& cancelled 6% treasury shares cancellation plan 2021 2023 2026 2022 2024 2025 * Includes additional treasury share buyback & cancellation of KRW 100 bil. (0.3%~) (unit : %) Reduce Treasury Ownership Ratio down to 4.6% We are committed to shareholder-centered management; in the past 3 years, KRW 4.1 trillion has been expended for shareholder returns and proactive treasury shares cancellation. Shareholder Return (Results)

35-40% of adjusted net profit attributable to controlling interest * Shareholder return ratio = (total dividend + treasury shares buyback & cancellation)/ net profit attributable to controlling interest × 100% FY ’26~’28 Target Shareholder Return Ratio : Stronger predictability of shareholder returns Performance-based upside sharing Dividend payout New share buyback & cancellation Performance-linked shareholder return policy Shareholder value will be enhanced through performance-linked policy to boost shareholder returns, predictable dividend payout, and flexible treasury share buyback and cancellation. Shareholder Return (Policy ) Reduce Holding Company Discount Investment Strategy Investment Plan

Optimize shareholdings in key listed subsidiaries to around 50% by the end of ’27 Shareholding strategy Value enhancement of the holding company 10% of generated cash used to fund additional share buyback & cancellation (Monetize shares that exceed controlling interest to improve capital efficiency) Fund POSCO Holdings’ investment in future strategic resources (POSCO Argentina Lithium Phase 3-4, investment in resources) * NSC: BBB Negative, ArcelorMittal: BBB Stable Maintain financial soundness (S&P credit rating: BBB+ Stable) Resolve holding company discount Shares of listed subsidiaries currently trading at a discount to NAV will be strategically monetized to upgrade the enterprise value of the holding company. Shareholder Return Reduce Holding Company Discount Investment Strategy Investment Plan

Boost enterprise value of listed subsidiaries Boost professional and responsible management of key subsidiaries Expand the free float ratio of listed subsidiaries for greater weight in global indices, e.g., MSCI ※ Market conditions and investor demand are considered in monetizing to minimize market impact and supply pressure Enhance management structure of subsidiaries Increase free float to drive higher trading volumes We will strengthen professional and accountable management at subsidiaries and enhance stock liquidity to unlock the intrinsic value of our companies in their share prices. Shareholder Return Reduce Holding Company Discount Investment Strategy Investment Plan

Shareholder Return | Reduce Holding Company Discount | Investment Strategy | Investment Plan

Investment priority will be reassessed with a focus on profitability, and low-profit assets **boldly restructured** to maximize capital efficiency.

Investment policy

Hurdle Rate is calculated by adding a risk premium, i.e., for national and business risks, carbon prices, to the required rate of return (RRR=6.32%).

RRR WACC 6.32%	Business risk (α2) * ex. greenfield project +4.0%
National risk (α1) * ex. Argentina +8.35%	Adjustment in internal carbon price (α3)

Hurdle Rate **6.32% + α**

Restructuring

Divest and manage under-performing assets

Raised total restructuring target to KRW 3.5 tril. (increase by KRW 0.7 tril.)


(unit : KRW tril.)
2.8
3.5
Remaining
1.0
1.7
Completed
(FY '24~'25)
1.8
1.8
(FY '26~'28)
Plan
Upgraded target

Shareholder Return | Reduce Holding Company Discount | Investment Strategy | **Investment Plan**

To drive our Triple-Core Portfolio strategy,
we will focus capital and capabilities on core businesses through selective concentration.

KRW 29.1 tril.

'26-'28



Growth Investment
16.7
MRO Investment
11.2
Others * 1.2

* POSCO Group R&D Center

Industrial (KRW 7.6 tril.)

Overseas steel KRW 6.7 tril.
Domestic steel KRW 0.9 tril.

- India: JV mill with JSW
- USA: Louisiana EAF project
- Indonesia: expansion of PT.KP & STS upstream
- Pohang: grain-oriented electrical sheets; Gwangyang: plates for offshore wind
- HyREX Demo Plant

Strategic (KRW 4.1 tril.)

Lithium (ore & brine) KRW 2.4 tril.
CAM, AAM and others KRW 1.3 tril.

- Australia: expansion of MinRes ore mines and processing
- POSCO Argentina Phase 3
- Lithium assets (brine from SA, ore from NA)
- USA: construction of DLE demo plant
- Critical minerals, e.g., rare earths, graphite
- Vietnam: artificial graphite (and other ongoing investment)

Energy (KRW 3.7 tril.)

LNG & renewables KRW 3.1 tril
Food and others KRW 0.4 tril.

- Revamp of Incheon Plant 3&4 for LNG power generation
- Expansion of Myanmar gas fields & Australian Senex
- Solar + BESS business in NA
- Development of domestic offshore wind

New Engine (KRW 1.3 tril.)

Physical AI and others KRW 0.8 tril.

- Physical AI
- Power infrastructure, new mobility materials, decarbonization & recycling

Ⅲ. Value-Up Target

Seamless rollout of our business portfolio transformation and finance strategies will seek parallel growth in both value and volume, which will immediately translate into shareholder returns. ROIC (unit : %) * Consolidated basis 1.9 5.8 2025 2028 * Consolidated basis PBR 0.4 1.0 2025 2028 Revenue (unit : KRW tril.) * Consolidated basis 69.1 87.9 CAGR 8.4% 2028 2025 Shareholder Return (’26~’28) 35-40% of adjusted net profit attributable to controlling interest * Shareholder return ratio = (total dividend + treasury shares buyback & cancellation)/ net profit attributable to controlling interest × 100%

Ⅳ. Investor Communication

IR Communication Plan Board of Directors, C-level Enhance market trust by sharing quarterly business status and financial performance Direct engagement regarding governance transparency and ESG/strategic direction Independent Directors / C-Level IR CEO Investor Day (Korea, Overseas) Strengthen market communication through CEO Investor Day on the Group’s mid-to-long-term portfolio strategy and core business progress. Quarterly Earnings Release ESG NDR (Korea, Overseas) Strengthening stewardship through active engagement to resolve investment exclusions ESG / Stewardship Sustainability Report Transparent disclosure of ESG management strategies and performance from stakeholder perspectirve Corporate Governance Report Achieving 100% compliance rate on 15 key indicators Compliance with timely and transparent disclosures in Korea and the U.S. POSCO Holdings IR Youtube Channel 275+ videos uploaded, including major business updates and virtual tours. Company Website Provide IR data, IR materials on shareholder return policy and etc. Information Disclosure Disclosures Conduct follow-up communication with major institutional investors and gather market feedback Conference Participation Diversify the institutional investor base by participating in various domestic and international conferences. Credit NDR Build a favorable investment environment by enhancing the confidence of credit investors General Meeting of Shareholders Strengthen communication with shareholders by providing bilingual (KR/EN) online live streaming IR Post-Earnings NDR (Korea, Overseas)

Thank you